April 19, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Stephen Krikorian

Re: Black Knight Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
File No. 001-37394

Ladies and Gentlemen:

Black Knight Financial Services, Inc. ("Black Knight" or the "Company") is writing in response to the Staff’s comment letter dated April 7, 2017 with respect to the above-referenced filing. Black Knight believes this letter responds fully to the Staff’s comment and provides supplemental information as requested.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Notes to Consolidated Financial Statements

Note 3. Significant Accounting Policies

Recent Accounting Pronouncements, page 68

1.
You state that you are continuing to assess the effect the adoption of ASC 606 will have on your results of operations, financial position and related disclosures. Please revise future filings to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe further the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of ASC 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that we will include in our Form 10-Q for the quarterly period ended March 31, 2017, and other future periodic filings, qualitative financial statement disclosures of the potential impact that ASC 606 will have on our financial statements when adopted. To the extent that they have been determined, we will include a more detailed description of the effects of the accounting policies that we expect to apply and a comparison to our current revenue recognition policies. In addition, we will provide a description of the status of our process to implement the new standard and the significant implementation matters yet to be addressed. Finally, to the extent that they have been determined, we will disclose the estimated quantitative impacts that adoption of ASC 606 is expected to have on our financial statements.

Conclusion
Black Knight believes that the above responds fully to the comment of the Staff and intends to address the comment in future filings.

Please do not hesitate to contact me (904) 527-4470 if you would like additional information or if the Staff has additional comments.

Very truly yours,

/s/ Kirk T. Larsen
Kirk T. Larsen Executive Vice President and Chief Financial Officer

cc:
Thomas J. Sanzone
President and Chief Executive Officer

Michael L. Gravelle
Executive Vice President, General Counsel and Corporate Secretary